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                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                 (Check One):

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:
                              December 31, 1997
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:
                                          Chatwins Group, Inc.
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Address of Principal Executive Office (Street and Number):
                                       300 Weyman Plaza, Suite 340

City, State and Zip Code:
                                          Pittsburgh, PA  15236
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PART II - RULES 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this Form 12b-25 could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

As the result of a year-end 1997 count of inventory quantities on hand at one of the Company's significant division's, management became aware of a material difference ($2.239 million in the aggregate) between the value of inventory per the physical count and the recorded book value of inventory, book value being higher. Management believes that a portion or portions of this difference originated in one or more prior periods, primarily as a result of costing errors. The Company is investigating this difference and, if found to have originated in prior periods, intends to restate the financial statements of one or more prior periods as the correction of an error. However, the investigation process has been slowed due to the loss of electronic files and hardcopy records from prior periods as a result of a systems conversion and relocation of the division's headquarters. Accordingly, the Company has been unable to determine with reasonable accuracy and without unreasonable effort or expense, the portion or portions of and in what prior year or years the difference belongs by the March 31, 1998 due date of its annual report on Form 10-K for the year ended December 31, 1997.


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PART IV - OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification

     John M. Froehlich, V.P. & Chief Financial Officer  (412) 885-5501
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(2)  Have all other periodic reports required under
     section 13 or 15(d) of the Securities and Exchange Act
     of 1934 or section 30 of the Investment Company
     Act of 1940 during the preceding 12 months or for
     such shorter period that the registrant was required
     to file such report(s) been filed?  If the answer is
     no, identify reports.                                     [X] Yes  [ ] No

(3)  Is it anticipated that any significant change in
     results of operations from the corresponding
     period for the last fiscal year will be reflected by
     the earnings statements to be included in the
     subject report or portion thereof?                        [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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Chatwins Group, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     March 31, 1998           By /s/         John M. Froehlich
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                                                 John M. Froehlich
                                           V.P. & Chief Financial Officer
                                                (chief financial and
                                                 accounting officer)

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Response to PART IV - OTHER INFORMATION, (3) above:

As discussed in "PART III - NARRATIVE", the Company is currently trying to determine the portion or portions of and in which prior year or years, if any, a material inventory adjustment ($2.239 million in the aggregate) belongs. Although the Company is unable to quantify the effect on the prior period or periods as of March 31, 1998, management expects to restate the Company's consolidated financial statements for the year ended December 31, 1996 (the corresponding period for the last fiscal year of the earnings statement to be included in the subject report) by reductions of both inventory and income from continuing operations.